

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 2, 2018

Via E-mail
Mr. Brian N. Schell
Chief Financial Officer
CBOE Global Markets, Inc.
400 South LaSalle Street,
Chicago, IL 60605

> **Re: CBOE Global Markets, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 22, 2018**
> **Form 8-K filed on February 9, 2018**
> **File No. 1-34774**

Dear Mr. Schell:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed February 9, 2018

Exhibit 99.1

Combined Reconciliations, page 13

1.   We note your presentation of adjusted combined income statement reconciliations for the twelve months ended December 31, 2017 and 2016 and the three months ended December 31, 2016. Please tell us how your presentation complies with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on October 17, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities